ALPHA BANK

RECEIVED
2005 MAR 21 A 9:01

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, March 15, 2005
Our reference No.13.1.31

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

05006621

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.J. BILIONI

ENCLOSURES: (1)

dlw 3/21

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr

ATHENS 2004
OFFICIAL BANK

6036-4/2003

ALPHA BANK

Press Release

First Extraordinary General Meeting of the Shareholders of Alpha Bank

The First Extraordinary General Meeting of Shareholders of Alpha Bank, was not held today March 15, 2005 ,due to lack of quorum.

Consequently, according to the decision of the Board of Directors, the Second Extraordinary General Meeting of Shareholders to decide upon postponed items from the First Extraordinary General Meeting is convened on Tuesday March 29,2005 at 10.00 a.m. at the Athens Hilton.

Athens, March 15, 2005

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

ATHENS 2004

OFFICIAL BANK